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                                                                 Exhibit p(7)(b)




                                                                   APRIL 1, 2000

                         GOLDMAN SACHS ASSET MANAGEMENT
                      GOLDMAN SACHS FUNDS MANAGEMENT, L.P.
                  GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL


       SUPPLEMENTAL COMPLIANCE AND REVIEW PROCEDURES UNDER CODE OF ETHICS

         Pursuant to Rule 17j-1 under the Investment Company Act of 1940, as amended, Goldman Sachs Asset Management, Goldman Sachs Funds Management, L.P., and Goldman Sachs Asset Management International (each, an "Adviser") have adopted a Code of Ethics with respect to Investment Companies for which the Adviser is the investment adviser, sub-adviser or principal underwriter. The Code of Ethics contemplates that the Adviser may establish, in its discretion, supplemental compliance and review procedures ("Procedures") that are in addition to those set forth in the Code of Ethics in order to provide additional assurance that the purposes of the Code of Ethics are fulfilled and/or assist the Adviser in the administration of the Code. These Procedures apply to Access Persons and Investment Personnel of the Adviser as stated below. Terms that are defined in the Code of Ethics shall have the same meaning in these Procedures.

         A.       Review Procedures
                  -----------------

         The Review Officer for each Adviser shall follow the procedures set forth below in connection with reviewing initial and annual holdings reports and quarterly transaction reports described in the Adviser's Code of Ethics.

         In reviewing the initial and annual holdings reports and the quarterly transaction reports (including information related to the establishment of any new accounts during the review period) required to be submitted by Access Persons under the Adviser's Code, the Review Officer shall compare, or caused to be compared through an electronic-review process, the reported personal securities holdings and transactions of each Access Person with completed and contemplated portfolio transactions and holdings of the Investment Companies for which an Adviser is the investment adviser or sub-adviser to determine whether any holdings or transactions that violate the Code may have occurred (a "Reviewable Holding" or a "Reviewable Transaction"). In the case of reports of personal securities holdings or transactions of the Review Officer, the Alternative Review Officer shall perform such comparison. Before making any determination that a violation has been committed by any Access Person, the Review Officer (or Alternative Review Officer, as the case may be) shall provide such Access Person an opportunity to supply additional explanatory material for the purposes of demonstrating that such holdings or transactions did not violate this Code. If the Review Officer determines that a Reviewable Transaction may have occurred, he or she shall submit his or her written determination, together with the confidential quarterly report and any additional explanatory material provided by the Access Person to a designated officer of the Adviser, who shall make an independent determination of whether a violation of this Code has occurred.





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         B.       Additional Compliance Procedures
                  --------------------------------

                  In addition to the compliance procedures set forth in the Adviser's Code of Ethics, Access Persons, Advisory Persons and Investment Personnel shall follow the additional compliance procedures set forth below as applicable.

                  (1) No Access Person shall recommend any securities transaction for an Investment Company without having disclosed his or her interest, if any, in such securities or the issuer thereof, including without limitation (i) his or her direct or indirect beneficial ownership of any securities or such issuer, (ii) any contemplated transaction by such person in such securities, (iii) any position with such issuer or its affiliates and (iv) any present or proposed business relationship between such issuer or its affiliates, on the one hand, and such person or any party in which such person has a significant interest, on the other; provided, however, that in the event the interest of such Access Person in such securities or issuer is not material to his or her personal net worth (as determined by the Review Officer) and any contemplated transaction by such person in such securities cannot reasonably be expected to have a material adverse effect on any such transaction by the company or on the market for the securities generally, such Access Person shall not be required to disclose his or her interest in the securities or issuer thereof in connection with any such recommendation.

                  (2) No Investment Personnel shall, directly or indirectly, purchase any security sold in an Initial Public Offering or secondary public offering of an issuer, regardless of whether the issue is a "hot issue."

                  (3) No Investment Personnel shall, directly or indirectly, purchase any security issued pursuant to a Limited Offering without obtaining prior written approval from the Review Officer. In reviewing a request to purchase a security issued pursuant to a Limited Offering, the Review Officer shall determine whether the purchase creates or may create a conflict of interest with an Investment Company warranting that the request be rejected. For instance, the approval process will take into account whether the investment opportunity should be reserved for an Investment Company and whether the opportunity is being offered to the Investment Personnel by virtue of his or her position with or relationship to an Investment Company.

                  (4) No Investment Personnel shall, directly or indirectly, purchase or sell any Covered Security in which he or she has, or by reason of such purchase acquires, any beneficial ownership interest within a period of seven (7)



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                  calendar days before and after any Investment Company advised by such person has purchased or sold such Covered Security. Any securities transaction by a person in violation of this Subsection B.4 must be unwound, if possible, and the profits, if any, must be disgorged to the applicable Investment Company.

         C.       Preclearance Procedure
                  ----------------------

                  Until further change, purchases and sales of publicly-traded common shares of companies that have a market capitalization in excess of $10 billion shall not be subject to the Adviser's pre-clearance procedures set forth in Section VII of the Adviser's Code of Ethics.

         D.       Sanctions
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                  Upon discovering a violation of the Adviser's Code or these
Procedures, the Adviser may impose such sanction(s) as it deems appropriate, including, among other things, a letter of censure, suspension or termination of the employment of the violator and/or restitution to the affected Investment Company of an amount equal to the advantage that the offending person gained by reason of such violation. In addition, as part of any sanction, the Adviser may require the Access Person or other individual involved to reverse the trade(s) at issue and forfeit any profit or absorb any loss from the trade. It is noted that violations of the Code or these Procedures may also result in criminal prosecution or civil action.

         E.       Amendments
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                  These Procedures may be amended by the Adviser from time to time in its discretion.




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